(212) 318-6054

vadimavdeychik@paulhastings.com

August 23, 2017

Ms. Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:	The Gabelli Multimedia Trust Inc.

(File Nos. 333-218771; 811-08476)

Dear Ms. Hahn:

This letter responds to your comments communicated to the undersigned with respect to the initial registration statement on Form N-2 for The Gabelli Multimedia Trust Inc. (the “Fund”) filed on June 15, 2017, under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) with the Securities and Exchange Commission (the “Commission”).

The Fund’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the registration statement, unless otherwise indicated.

General

Comment 1: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Comment acknowledged.

PROSPECTUS

Cover page

Comment 2: If known, please provide information about the ratio of subscription rights to common shares required for any exercise of subscription rights. Alternatively, please confirm that in a transferable rights offering, the ratio of subscription rights to common shares will not exceed three to one.

Response: The ratio of subscription rights to common shares in a rights offering is not known at this time. The Fund confirms that in a transferable rights offering, the ratio of subscription rights to common shares will not exceed three to one.

Comment 3: We note that the Fund has adopted a managed distribution policy that pays a minimum annual distribution to common stockholders. Please disclose that the Fund’s distributions on its common shares may contain a return of capital.

Response: The Fund will update the applicable disclosure to note that distributions on the Fund’s common shares may contain a return of capital.

Comment 4: In the first paragraph under the heading “Investment Objectives,” please revise the fourth sentence describing the Fund’s 80% Policy as follows: “Under normal market conditions, the Fund will invest at least 80% of the value of its net assets, plus borrowings for investment purposes, in common stock….”

Response: The Fund has made the requested revision.

Comment 5: Please consider adding a definition of “multimedia”.

Response: The Fund respectfully submits that it does not believe that a definition of “multimedia” is necessary at this time.

Prospectus Summary – Investment Objectives and Policies

Comment 6: Please confirm that any derivatives used to meet the Fund’s 80% Policy will have “economic characteristics similar to the securities” required by the policy and will be valued at mark to market rather than notional value.

Response: Confirmed.

Comment 7: We note that on page 27 in the discussion of risk factors, you disclose that the Fund may invest 10% of its net assets in junk bonds; however, this principal investment is not identified in the prospectus summary. Please revise the summary of investment objectives and policies to identify all of the Fund’s principal investment strategies including the Fund’s potential investment in junk bonds.

Response: The Fund respectfully submits that “junk bonds” are not a principal investment for the Fund. To the extent this changes in the future, the Fund will update the applicable disclosure. In addition, the Fund notes that the current investment objectives and policies identify all of the current principal investment strategies for the Fund, and no further revisions are necessary at this time.

Comment 8: The last paragraph of the summary of investment objectives and policies discusses the risk of investing in foreign issuers. Please move this paragraph to the discussion of risk factors.

Response: The Fund respectfully submits that Foreign Securities risk factor is already included in the discussion of risk factors. Furthermore, because investment in foreign securities is a principal investment strategy for the Fund, no further revisions are necessary at this time.

Risk Factors and Special Considerations

Comment 9: In the discussion of leverage risk, please disclose that because the Fund pays the Investment Adviser a fee equal on an annual basis to 1.00% of the Fund’s average weekly net assets including the liquidation value of preferred stock, the Investment Adviser may have an incentive to increase the Fund’s use of leverage. While we note the Investment Adviser has agreed to reduce its management fee based on the incremental assets attributable to certain series of preferred stock in certain circumstances as disclosed in the discussion of the Fund’s advisory agreement on pages 36-37, the fee waiver is voluntary and may be modified or terminated at any time.

Response: The Fund respectfully submits that the language in the section titled “Management and Fees” currently reads: “The fee paid by the Fund may be higher when leverage in the form of preferred stock is utilized, giving the Investment Adviser an incentive to utilize such leverage.” Accordingly, the Fund respectfully submits that no further disclosure is necessary at this time.

Comment 10: As noted in comment 7 above, the prospectus identifies a risk factor related to the Fund’s potential investment in junk bonds that is not identified in the summary of risk factors. Please review the summary of risk factors to ensure that it identifies all of the principal risks posed by each principal investment of the Fund.

Response: The Fund respectfully submits that all of the principal risk factors are appropriately identified.

Comment 11: We note that with regard to market capitalization, only smaller companies risk is identified as a possible risk of investment in the Fund. Since the Fund invests in issuers of all capitalization, please consider whether additional risk factors should be identified related to market capitalization.

Response: Comment acknowledged. The Fund does not believe any revisions are necessary at this time.

Comment 12: We note the risk factor “Government Intervention in Financial Markets Risk.” Please revise this disclosure to identify why this risk is relevant to shareholders in the Fund, and the principal investment strategies to which the risk corresponds. For example, the discussion notes that “the real estate, mortgage and credit markets have been particularly affected” in the past several years by governmental intervention, but none of these markets appears to be “multimedia related” (e.g. related to the principal investment strategy of the Fund).

Response: The Fund respectfully submits that while “Government Intervention in Financial Markets” risk factor provides as an example, among others, “real estate” and “credit” markets, the disclosure also notes that governments and regulatory agencies may take actions that affect regulation of the instruments in which the Fund invests and as a result, the Fund believes that the risk factor is relevant to Fund shareholders and no further revisions are necessary at this time.

Comment 13: We note the risk factor “Change in Presidential Administration.” Please explain the relevance to the Fund’s principal investment strategies and consider whether the risk is still relevant now that we are more than six months into the new administration. In general, please note that the disclosure in the prospectus should cover risks related to current market conditions. See, Fund Disclosure Reflecting Risks Related to Current Market Conditions, IMGU 2016-02 (March 2016).

Response: Comment acknowledged. The Fund respectfully submits that the Fund views this risk factor as relevant to Fund shareholders because the new administration has noted that it may take actions or fail to take actions through legislation that will impact financial markets and the Fund believes that such actions or failure to take actions may have an adverse effect on Fund investments.

Management and Fees

Comment 14: We note that under the terms of the Advisory Agreement, the Fund pays the Investment Adviser expenses of computing the Fund’s net asset value as well as administrative fees. Please highlight these additional fees in the summary section.

Response: The Fund respectfully submits that such fees are included in the “Other Expenses” section of the Fee Table. Furthermore, the last sentence in the first paragraph of the “Advisory Agreement” section already notes that the Fund reimbursed the Investment Adviser $45,000 in connection with the cost of computing the Fund’s net asset value.

Summary of Fund Expenses

Comment 15: We note that in the discussion of the Advisory Agreement, on page 36, the Investment Adviser is paid for certain enumerated services, including supervising the calculation of the Fund’s net asset value. Please confirm such expenses are reflected in the expense table.

Response: Confirmed.

Use of Proceeds

Comment 16: You state that the Fund may use a portion of the proceeds of an offering for general corporate purposes, including the continuation of the Fund’s managed distribution policy. As required by Item 7 of Form N-2, if a substantial portion of the proceeds will not be allocated in accordance with the investment objectives and policies of the registrant, you should state the amount involved.

Response: The Fund respectfully submits that at this time it is anticipated that a substantial portion of the proceeds will be allocated in accordance with the investment objectives and policies of the Fund.

Investment Objectives and Policies

Comment 17: On page 18, please consider changing the subheading “Certain Investment Practices” since the text following suggests the Fund may invest in foreign securities and corporate reorganizations without limit. Similarly, we note the subheading “Special Investment Methods” is used to describe derivative strategies which may be principal investments of the Fund. Any investment that may be a principal investment strategy of the Fund should be identified as such and any non-principal investment strategy should be clearly labeled as such to avoid confusion.

Response: Comment acknowledged. The Fund does not believe any revisions are necessary at this time.

Comment 18: Please move the sections entitled “Special Risks of Derivative Transactions” so that it appears under the heading “Risk Factors and Special Considerations” rather than under “Investment Objectives.”

Response: Comment acknowledged. The Fund has moved the risk factor under the heading “Risk Factors and Special Considerations.”

Comment 19: We note the discussion of several commodities-related derivatives under the heading “Special Investment Methods.” Since commodities-related derivatives are not considered “securities” for purposes of the qualifying income test, please disclose any restrictions the Fund may place on these investments to ensure that the Fund does not forfeit its status as a regulated investment company under Subchapter M of the Internal Revenue Code.

Response: The Fund respectfully submits that disclosure regarding the Fund’s qualification as a regulated investment company under subchapter M of the Internal Revenue Code can be found under the heading titled “Taxation.” The Fund respectfully submits that it believes that this disclosure sufficiently discloses applicable restrictions that the Fund will place on its investments in order to maintain its subchapter M status.

Comment 20: On page 19, you describe short sales by the Fund. Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies 7.116 (May 1, 2015).

Response: The Fund confirms that the estimated interest and dividend expenses paid on the Fund’s short sale transactions, if any, will be included in the fee table.

Risk Factors and Special Considerations

Long Term Objective; Not a Complete Investment Program

Comment 21: We note this risk factor is not identified in the prospectus summary. Please identify this risk in the summary, and also consider whether this risk should be highlighted on the cover page of the prospectus.

Response: The Fund respectfully submits that the risk disclosure is appropriate and consistent with the requirements of Form N-2 and that no further revisions are necessary at this time.

Special Risks Related to Preferred Securities

Comment 22: Please clarify whether the risks discussed in this section are the only risks applicable to the Fund’s preferred securities or whether these risks should be considered in addition to all of the other identified risks.

Response: The Fund respectfully submits that the risks discussed in this section are applicable to the Fund’s investments in preferred securities and should be considered in addition to all of the other identified risks.

Counterparty Risk

Comment 23: Please specify which derivatives contracts are subject to counterparty risk. See Letter from Barry Miller to the Investment Company Institute (July 30, 2010).

Response: The Fund respectfully submits that, among others, investments in interest rate swaps are subject to counterparty risk and disclosure regarding interest rate transactions discloses such risk.

Special Risks Related to Cyber Security

Comment 24: Please clarify that the risk described under this heading is not a risk arising from the Fund’s investment strategy.

Response: As part of its investment strategy, the Fund may invest in securities of issuers that are subject to a cyber security event and as a result, cyber security is a risk that may arise from the Fund’s investment strategy. The Fund believes that relevant disclosure adequately describes such risk.

Advisory Agreement

Comment 25: Please disclose whether the Investment Adviser may recoup any waived fees or reimbursed expenses.

Response: At this time, the Fund does not anticipate to recoup any waived fees or reimbursed expenses.

Comment 26: If recoupment is permitted, please clarify in the disclosure whether the common shareholders will bear the recoupment costs.

Response: Please see the Fund’s response to Comment 25.

Selection of Securities Brokers

Comment 27: Footnote (c) to the Financial Highlights Tables noted that the Fund received credits from a designated broker who agreed to pay certain fund operating expenses. Please describe these credits in this section or elsewhere, as appropriate, in the prospectus, and state whether this was a voluntary arrangement, whether the broker may recoup the expenses from the Fund, and describe any affiliation between the broker and the Fund or Investment Adviser. To the extent that the broker agreed to pay credits in a contract with the Fund, please file the contract as an exhibit to the registration statement.

Response: The credits described in footnote (c) to the Financial Highlights Tables relate to the Directed Brokerage/Expense Reduction Agreement between the Investment Adviser, on behalf of the Fund, and Convergex Execution Solutions LLC (“Convergex”). The Directed Brokerage/Expense Reduction Agreement is a voluntary agreement whereby in return for effecting certain transactions through Convergex, the Fund receives commission credits that are used to pay for certain Fund operating expenses. Convergex is not affiliated with the Investment Adviser or the Fund, and it may not recoup commission credits that the Fund receives. The Fund respectfully submits that it will file the Directed Brokerage/Expense Reduction Agreement as an exhibit to the registration statement.

Furthermore, the Fund respectfully submits that it will add the following disclosure as the third sentence in the first paragraph under the section titled “Selection of Securities Brokers” in the prospectus and as the last sentence in the first paragraph under the section titled “Selection of Broker/Dealers” in the statement of additional information: “Additionally, the Investment Adviser may enter into agreements on behalf of the Fund, whereby the Fund receives commission credits from certain brokers and dealers to pay Fund operating expenses, such commission credits are based on brokerage transactions directed to those brokers and dealers.”

Custodian, Transfer Agent, Auction Agent, and Dividend Disbursing Agent

Comment 28: The Financial Highlights Tables note that the Fund received a one time reimbursement of custody expenses during the year ended December 31, 2016. Please describe this reimbursement in this section or elsewhere, as appropriate, in the prospectus. If the reimbursement was memorialized in a contract, please file the contract as an exhibit to the registration statement.

Response: The reimbursement was related to certain expenses that the Custodian overcharged the Fund and many other investment company clients over a period of many years. If the Fund receives any comparable reimbursements in the future, it will include additional disclosure about such reimbursements in the Notes to the Financial Statements. The Fund respectfully submits that this one time reimbursement of custody expenses has been disclosed in footnote (d) to the Financial Highlights table and no further disclosure is necessary at this time. The reimbursement was not memorialized in a contract between the Fund and the Custodian.

FORM OF PROSPECTUS SUPPLEMENT

Preferred Stock Prospectus Supplement

Comment 29: We note that certain series of the preferred stock may be sold prior to the commencement of trading on an exchange and that underwriters do not intend to make a market in the preferred stock during this period so it will be illiquid. Please highlight this lack of liquidity in the appropriate place in the prospectus.

Response: The Fund respectfully submits that “Liquidity Risk” is included in the preferred stock prospectus supplement.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Comment 30: We note that the Fundamental Policies of the Fund limit the purchase or sale of commodities and commodities contracts but the Fund’s prospectus does not seem to similarly limit the Fund’s principal investments in these instruments. Please consider revising the discussion of the Fund’s investment policies in the prospectus to incorporate any limitations placed on the Fund by its fundamental policies.

Response: Comment acknowledged. The Fund respectfully submits that it does not believe that such disclosure needs to be included at this time.

PART C

Comment 31: Please include, as an exhibit to the registration statement, the opinion and consent of Maryland counsel and the consent of the auditor.

Response: The respectfully submits that it will include the opinion and consent of Maryland counsel and the consent of the auditor.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP